SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 03/18

Copel Distribuição was awarded as the best distribution company in Brazil

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that Copel Distribuição was awarded as the best distribution company in Brazil and the best distribution company in the South Region of the country by the Aneel customer satisfaction index - Índice Aneel de Satisfação do Consumidor (IASC).

Over the last four years, this was the second time Copel was awarded as the best distribution company in Brazil, and the third time it was awarded as the best distribution company in the South Region, according to the same index. Furthermore, in 2017, Copel received the Abradee award for the fourth consecutive year and, for the fifth time in the last seven years, the Cier award as the best distribution company in Latin America.

The Aneel index is achieved through satisfaction surveys that are conducted with clients throughout Brazil, measuring the consumer satisfaction rate for services provided.

Copel is considered the most transparent state-owned company in Brazil

Copel was also considered the most transparent state-owned company in Brazil according to a study conducted by global organization Transparency International, entitled "Transparency in Corporate Reporting (TRAC)". The study was aimed exclusively at organizations based in Brazil and measured the transparency levels of largest 100 Brazilian companies and the top 10 Brazilian banks. The report, dated January 30, 2018, is available at the organization’s website. Copel appears as #8 in the overall ranking,

Curitiba, February 02, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date February 2, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.